MICHAEL E. DILLARD
713.220.5821/FAX: 713.236.0822
mdillard@akingump.com
July 17, 2008
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 7010

Re:	Endeavour International Corporation Registration Statement on Form S-3 Initially filed March 14, 2008 File Number 333-149744
Dear Mr. Schwall:
     On behalf of Endeavour International Corporation, a Nevada corporation (the “Registrant”), we are providing the following response to the comment letter dated July 10, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission regarding Amendment No. 2 to the Registrant’s Registration Statement on Form S-3 (as amended, the “Registration Statement”), File Number 333-149744, initially filed March 14, 2008.
     Pursuant to our conversation with Ms. Carmen Moncada-Terry on July 15, 2008, the Registrant acknowledges the Staff’s second comment and believes that no further disclosure is required as the Registrant has withdrawn its offer to purchase Ithaca Energy, Inc. (“Ithaca”) and does not currently intend to pursue further negotiations with Ithaca. The Staff’s first comment is also duly noted and the Registrant will ensure that it complies with Rule 310 of Regulation S-T on any future amendments to the Registration Statement it files.
     If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 220-5821 or by facsimile at (713) 236-0822. Thank you for your assistance.

Very truly yours,
/s/ Michael E. Dillard
Michael E. Dillard, P.C.

Enclosures

cc:	M. C. Duru, U.S. Securities and Exchange Commission C. Moncada-Terry, U.S. Securities and Exchange Commission Lynn Willis, Endeavour International Corporation